UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date: June 24, 2022

BORQS TECHNOLOGIES, INC. Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Borqs Technologies, Inc. (the “Company”) will complete a reverse stock split of the Company’s common shares at the ratio of one-for-sixteen (the “Reverse Stock Split”) with a market effective date of June 27, 2022. The objective of the Reverse Stock Split is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on June 27, 2022, the Company’s common shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “BRQS” but under a new CUSIP Number, G1466B202. As a result of the Reverse Stock Split, each sixteen common shares outstanding will be automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. No fractional shares will be issued because of the Reverse Stock Split. Instead, any fractional shares that would have resulted from the Reverse Stock Split will be rounded up to the next whole number.

The Reverse Stock Split will reduce the number of common shares issued and outstanding from 298,406,545 to approximately 18,650,409 (subject to the rounding up for fractional shares). The Board of Directors of the Company approved to effect the Reverse Stock Split. In addition, a copy of the press release announcing the Reverse Stock Split on June 24, 2022 is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press release dated June 24, 2022 announcing the 1-for-16 reverse stock split

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: June 24, 2022	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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